UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	February 29, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Video Display Corporation

Full Name of Registrant

Former Name if Applicable

5155 King Street

Address of Principal Executive Office (Street and Number)

Cocoa, FL 32926

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☑	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The Registrant is unable to file its quarterly Report on Form 10-Q for the period ended May 31, 2022, within the prescribed time period, due to unforeseen delays in the collection and review of information and documents affecting disclosures in the Report on Form 10-Q. Accordingly, the additional time is requested to compile all information necessary to accurately complete the Form 10-Q within the time period permitted by Rule 12b-25 of the Securities and Exchange Act of 1934. The Registrant expects to file the subject report no later than the fifth calendar date following the prescribed due date for the report.

Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory L. Osborn	321	784-4427
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☑Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Changes

All statements other than statements of historical facts included in this Form 12b-25 are statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. The words “expect”, “estimate”, “anticipate”, “predict”, “believe” and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this Form and include statements regarding the intent, belief or current expectations of the Registrant, its directors or its officers with respect to, among other things: (i) trends affecting the Registrant’s financial condition or results of operations; (ii) the Registrant’s financing plans; (iii) the Registrant’s business and growth strategies, including potential acquisitions; and (iv) other plans and objectives for future operations. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those predicted in the forward-looking statements or which may be anticipated from historical results or trends.

Net sales

Consolidated net sales increased 47.5% for year ended February 29, 2024, compared to the year ended February 28, 2023, and increased 164.4% for the three months ended February 28, 2024, compared to the comparable three months last year. The Display Systems division increased by 50.9% for the year ended February 29, 2024, compared to last year and was up 220.1% for the quarter ended February 29, 2024, compared to the same three months last year. The division sales increased due to new customers for ruggedized products, there are now three major products being produced and sold. Sales of rugged products exceeded over $4.0 million to one customer. Steady sales in specialty displays including sale to one customer of over $1.0 million. The Company is currently developing additional new products for the ruggedized display markets for which it already has orders. The Company’s AYON Cyber Security (ACS) division is up 18.4% for the year ended February 29, 2024, compared to fiscal year ended February 28, 2023, but decreased 15.1% for the three months ended February 29, 2024, compared to the same three months last year. The business relied on primarily service business with not much in product sales. Activity for products picked up in the fourth quarter leading to a backlog of over $0.3 million at February 29, 2024.

Gross margins

Consolidated gross margins increased by 98.1% for fiscal 2024. Gross margin percentage to net sales were 36.0% for fiscal 2024 compared to 26.8% for fiscal 2023. Overall gross margin dollars increased by $1.5 million, $3.0 million versus $1.5 million the prior fiscal year due to increased revenues and better margins.

VDC Display Systems (VDCDS) gross margin percentage was 35.1% compared to 27.8% in the prior year and the gross margin dollars were $2,666 thousand compared to $1,401 thousand for the year ended February 29, 2024, compared to the year ended February 28, 2023. For the three months ended February 29, 2024, compared to the same period last year, VDCDS gross margin percentage was 35.3% compared to 6.7%. Gross margin dollars were $894 thousand compared to $53 thousand.

ACS gross margin percentage were 45.5% compared to 17.8% and the gross margin dollars were $317 thousand compared to $105 thousand for the year ended February 29, 2024, compared to the year ended February 28, 2023. For the three months ended February 29, 2024, compared to the same period last year, ACS gross margin percentage were 22.3% compared to 13.4% and gross margin dollars were $46 thousand compared to $33 thousand.

Operating expenses

Operating expenses as a percentage of sales decreased to 38.1% for fiscal 2024 from 52.8% in fiscal 2023. Operating expenses as a percentage of sales were lower for fiscal 2024 when compared to fiscal 2023 due to the increase in sales in fiscal 2024 while holding operating expense relatively flat except for additional selling expenses incurred while increasing the sales by 47.5%. Actual administrative expenses decreased by $16 thousand.

The Company is working to reduce costs in all areas of the business to bring its cost structure in line with the current size of the business. The Company has structed new commission agreements with both inside and outside personnel which will reduce commissions while not impacting sales. The Company closed the corporate headquarters in Georgia and has merged it into the Florida location, which is saving considerable operating expenses. The Company is expanding its product offerings, primarily in ruggedized displays and in doing so, is adding costs strategically to support those businesses.

Interest expense

Interest expense was $4 thousand in fiscal 2023 and $15 thousand for fiscal 2023 related to the Company’s obligations. The interest expense is primarily from the financing lease on the TEMPEST equipment for the cyber security business. The equipment was paid in full December 1, 2023.

Other Income

In fiscal 2024, the Company received $238 thousand in retention credit income, $284 thousand income on write off for accrued expense for prior year deferred salary of the CEO, and $370 thousand proceeds from the sale of subsidiaries. This was offset by $4 thousand for cancelled loan costs.

In fiscal 2023, the Company received $498 thousand in proceeds from a class action lawsuit, $2 thousand on the sale of assets and $2 thousand in miscellaneous other. Other expense netted against other income was $31 thousand for the payout of a lawsuit.

Income taxes

The Company had a net loss before taxes of approximately $0.1 million in fiscal 2024 and $2.0 million in fiscal 2023 which a full valuation allowance was provided due to historical losses resulting in an effective tax rate of 0%.

Video Display Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 13, 2024	By	/s/ Gregory L. Osborn
Gregory L. Osborn
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.